Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

October 21, 2022

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prime Impact Acquisition I

Form 10-K for the year ended December 31, 2021

File No. 001-39501

Ladies and Gentlemen:

This letter is being submitted on behalf Prime Impact Acquisition I (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2021 (the “Form 10-K”), as set forth in your letter dated September 13, 2022 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with responses below the numbered comments. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Form 10-K, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the year ended December 31, 2021

Item 9A. Controls and Procedures

Management’s Report on Internal Controls Over Financial Reporting, page 57

1.

We note your disclosure that Management’s Report on Internal Controls Over Financial Reporting has been omitted due to the transition period established by the rules of the SEC for newly public companies. Please explain to us how you determined you were eligible for this exemption or revise your filing accordingly.

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to the comment, the Company is concurrently with this letter publicly filing an abbreviated amendment to the Form 10-K (the “Amended Form 10-K”) to include, among other things, Management’s Report on Internal Controls Over Financial Reporting in Item 9A – Controls and Procedures.

Division of Corporation Finance

October 21, 2022

Exhibit 31.2 and 31.2, page EX-31

2.

We note that your certifications omit the paragraph 4(b) language referring to internal control over financial reporting. Please file amendments to your annual report for the year ended December 31, 2021, and your quarterly reports for the periods ended March 31, 2022 and June 30, 2022, that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file abbreviated amendments that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the certification.

RESPONSE: We respectfully acknowledge the Staff’s comment. In response to the comment, the Company is concurrently filing the Amended Form 10-K, as well as amendments to the Company’s quarterly reports for the periods ended March 31, 2022 and June 30, 2022, to include, among other things, the certifications as Exhibits 31.1 and 31.2, which include only paragraphs 1, 2, 4 and 5.

* * *

Division of Corporation Finance

October 21, 2022

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Eric McPhee

Robert Telewicz

Securities and Exchange Commission

Mark Long

Prime Impact Acquisition I